ITEM 77M
                                     MERGER

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14 (SEC File No. 333-89748) was filed on June 4, 2002. This filing relates to an Agreement and Plan of Reorganization between the Banknorth Large Cap Core Fund, a portfolio of Banknorth Funds and the Banknorth Large Cap Growth Fund, a portfolio of Banknorth Funds, whereby the Banknorth Large Cap Core Fund acquired all of the assets of the Banknorth Large Cap Growth Fund in exchange for shares to be distributed pro rata by the Banknorth Large Cap Growth Fund to its shareholders in complete liquidation and termination Banknorth Large Cap Growth Fund. As a result, effective August 27, 2002, each shareholder of the Banknorth Large Cap Growth Fund became the owner of shares having a total net asset value equal to the total net asset value of his or her holdings in the Banknorth Large Cap Core Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Banknorth Large Cap Growth Fund to the Banknorth Large Cap Core
Fund was approved by the Board of Trustees of the Banknorth Funds at their Regular Meeting held on August 23, 2002.

The Agreement and Plan or Reorganization concerning this acquisition is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed on June 14, 2002.